Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As at June 30, 2022 (Unaudited)

OPC Energy Ltd.

Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

Somekh Chaikin

 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at June 30, 2022 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month period then ended.The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

August 24, 2022

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	506	*605	*731
Short-term restricted deposits and cash	37	48	1
Trade receivables and accrued income	169	123	194
Other receivables and debit balances	151	120	118
Inventories	5	-	5
Short-term derivative financial instruments	12	1	2

Total current assets	880	897	1,051

Non‑current assets

Long-term restricted deposits and cash	53	*174	*93
Prepaid expenses and other long-term receivables	193	176	178
Investments in associates	2,043	1,786	1,696
Deferred tax assets	146	*78	153
Long-term derivative financial instruments	53	41	36
Property, plant & equipment	3,946	*3,115	*3,523
Right‑of‑use assets	326	304	302
Intangible assets	766	*690	698

Total non‑current assets	7,526	6,364	6,679

Total assets	8,406	7,261	7,730

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of (cont.)

	June 30	June 30	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Current maturities of long-term loans from banks and financial institutions	87	142	68
Current maturities of loans from non‑controlling interests	64	-	29
Current maturities of debentures	28	22	22
Trade payables	281	363	425
Payables and credit balances	73	66	87
Short-term derivative financial instruments	4	54	27
Current maturities of lease liabilities	60	56	59

Total current liabilities	597	703	717

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	1,698	2,093	1,451
Long-term loans from non-controlling interests and others	410	355	404
Debentures	1,803	949	1,789
Long-term lease liabilities	73	43	44
Long-term derivative financial instruments	-	23	1
Other long‑term liabilities	114	*60	90
Deferred tax liabilities	432	*354	*393

Total non-current liabilities	4,530	3,877	4,172

Total liabilities	5,127	4,580	4,889

Equity

Share capital	2	2	2
Share premium	2,392	2,061	2,392
Capital reserves	300	105	68
Outstanding loss	(131)	*(49)	*(198)

Total equity attributable to the Company’s shareholders	2,563	2,119	2,264

Non‑controlling interests	716	*562	577

Total equity	3,279	2,681	2,841

Total liabilities and equity	8,406	7,261	7,730

* Restated and reclassified - for more information, see Note 2D.

Yair Caspi	Giora Almogy	Tzahi Goshen
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Financial statements approval date: August 24 2022

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and services	873	718	405	342	1,575
Cost of sales and services (net of depreciation and amortization)	645	515	333	256	1,086
Depreciation and amortization	83	87	44	46	*171

Gross profit	145	116	28	40	318

General and administrative expenses	110	*85	55	*54	199
Share in the profits (losses) of associates	66	(52)	(29)	(14)	(35)
Transaction expenses in respect of acquisition of the CPV Group	-	2	-	-	2
Business development expenses	12	2	6	1	5
Other income, net	2	*-	1	-	-

Profit (loss) from operating activities	91	(25)	(61)	(29)	77

Finance expenses	86	89	48	61	194
Finance income	94	14	77	4	9
Loss from disposal of financial liabilities, net	-	*39	-	*39	272

Finance income (expenses), net	8	(114)	29	(96)	(457)

Profit (loss) before taxes on income	99	(139)	(32)	(125)	(380)

Taxes on income (tax benefit)	27	*(42)	-	*(33)	(77)

Profit (loss) for the period	72	(97)	(32)	(92)	(303)

Attributable to:
The Company’s shareholders	67	*(70)	(11)	*(73)	(219)
Non‑controlling interests	5	*(27)	(21)	*(19)	(84)

Profit (loss) for the period	72	(97)	(32)	(92)	(303)

Earnings (loss) per share attributable to the Company’s owners

Basic earnings (loss) per share (in NIS)	0.33	*(0.37)	(0.05)	*(0.38)	(1.15)

Diluted earnings (loss) per share (in NIS)	0.33	*(0.37)	(0.05)	*(0.38)	(1.15)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

 OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	72	*(97)	(32)	*(92)	*(303)

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	39	33	15	1	28

Net change in fair value of derivative financial instruments used for hedging cash flows stated to the cost of the hedged item	2	105	(1)	(1)	120

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(7)	(4)	(5)	(9)	(7)

Group's share in other comprehensive income (loss) of associates, net of tax	54	23	9	(1)	40

Foreign currency translation differences in respect of foreign operations	243	43	213	(40)	(40)

Tax on other comprehensive income items	(9)	(3)	(4)	1	(1)

Other comprehensive income (loss) for the period, net of tax	322	197	227	(49)	140

Total comprehensive income (loss) for the period	394	100	195	(141)	(163)

Attributable to:
The Company’s shareholders	292	*107	148	*(109)	(82)
Non‑controlling interests	102	*(7)	47	*(32)	(81)
Comprehensive income (loss) for the period	394	100	195	(141)	(163)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the six-month period
ended June 30, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	*(198)	2,264	577	2,841

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	37	37
Share-based payment	-	-	-	-	-	-	7	-	7	-	7
Exercised options and RSUs	**-	**-	-	-	-	-	**-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	55	170	-	-	-	225	97	322
Profit for the period	-	-	-	-	-	-	-	67	67	5	72

Balance on June 30, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

For the six-month period
ended June 30, 2021

Balance as at January 1 2021	2	1,714	(25)	(132)	-	78	5	*21	1,663	41	1,704

Issuance of shares (less issuance expenses)	**-	346	-	-	-	-	-	-	346	-	346
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	536	536
Share-based payment	-	-	-	-	-	-	3	-	3	-	3
Exercised options and RSUs	**-	1	-	-	-	-	(1)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(8)	(8)
Other comprehensive income for the period, net of tax	-	-	-	147	30	-	-	-	177	20	197
Loss for the period	-	-	-	-	-	-	-	*(70)	*(70)	*(27)	*(97)

Balance on June 30, 2021	2	2,061	(25)	15	30	78	7	(49)	2,119	562	2,681

* Restated and reclassified - for more information, see Note 2D.
** Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period
ended June 30, 2022

Balance as at April 1 2022	2	2,392	(25)	79	(8)	78	13	(120)	2,411	669	3,080

Share-based payment	-	-	-	-	-	-	4	-	4	-	4
Exercised options and RSUs	**-	**-	-	-	-	-	**-	-	-	-	-
Other comprehensive income, net of tax	-	-	-	8	151	-	-	-	159	68	227
Loss for the period	-	-	-	-	-	-	-	(11)	(11)	(21)	(32)

Balance on June 30, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

For the three-month period
ended June 30, 2021

Balance as at April 1 2021	2	2,061	(25)	22	59	78	5	*24	2,226	*597	2,823

Share-based payment	-	-	-	-	-	-	2	-	2	-	2
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	5	5
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(8)	(8)
Other comprehensive loss, net of tax	-	-	-	(7)	(29)	-	-	-	(36)	(13)	(49)
Loss for the period	-	-	-	-	-	-	-	*(73)	*(73)	*(19)	*(92)

Balance on June 30, 2021	2	2,061	(25)	15	30	78	7	(49)	2,119	562	2,681
* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2021

Balance as at January 1 2021	2	1,714	(25)	(132)	-	78	5	*21	1,663	41	1,704

Issuance of shares (less issuance expenses)	**-	674	-	-	-	-	-	-	674	-	674
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	629	629
Non-controlling interests in respect of business combinations	-	-	-	-	-	-	-	-	-	21	21
Share-based payment	-	-	-	-	-	-	9	-	9	-	9
Exercised options and RSUs	**-	4	-	-	-	-	(4)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income (loss), net of tax	-	-	-	164	(27)	-	-	-	137	3	140
Loss for the year	-	-	-	-	-	-	-	*(219)	(219)	(84)	(303)

Balance as at December 31 2021	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

* Restated and reclassified - for more information, see Note 2D.
** Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	72	*(97)	(32)	*(92)	*(303)
Adjustments:
Depreciation, amortization and diesel fuel consumption	96	93	51	49	185
Finance expenses (income), net	(8)	*114	(29)	*96	457
Taxes on income (tax benefit)	27	*(42)	-	*(33)	(77)
Share in losses (profits) of associates	(66)	52	29	14	35
Share-based compensation transactions	17	*19	5	*11	58
	138	139	24	45	355

Changes in trade and other receivables	(19)	30	(44)	30	(2)
Changes in trade payables, service providers, other payables and long-term liabilities	(23)	(5)	25	20	1
	(42)	25	(19)	50	(1)

Dividends received from associates	-	23	-	14	32
Income tax paid	-	(1)	-	(1)	(1)

Net cash from operating activities	96	186	5	108	385
Cash flows from investing activities
Short-term restricted deposits and cash, net	(34)	1,725	(21)	1	1,780
Withdrawals from long-term restricted cash	44	89	29	38	172
Deposits to long-term restricted cash	(2)	*(31)	(1)	(30)	*(31)
Acquisition of subsidiaries, net of cash acquired	-	(2,140)	-	-	(2,152)
Acquisition of an associate and investment in associates	(3)	(26)	(2)	(26)	(28)
Long-term loans to an associate	-	(17)	-	(17)	(17)
Proceeds for repayment of partnership capital from associates	9	150	1	14	154
Long-term advance payments prepaid expenses	(12)	(12)	(6)	(9)	(23)
Purchase of property, plant and equipment	(533)	(297)	(260)	(149)	(746)
Refunds for right‑of‑use assets and property, plant, and equipment	-	6	-	-	16
Purchase of intangible assets	(7)	(1)	(2)	(1)	(5)
Payment for derivative financial instruments	(11)	(4)	(4)	(2)	(21)
Proceeds for derivative financial instruments	12	1	7	-	3

Net cash used in investing activities	(537)	(557)	(259)	(181)	(898)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from financing activities
Proceeds of share issuance, less issuance expenses	-	346	-	-	674
Proceeds of debenture issuance, less issuance expenses	-	-	-	-	842
Receipt of long-term loans from banking corporations and financial institutions	253	76	97	76	682
Receipt of loans from non‑controlling interests	20	166	9	1	421
Investments by holders of non-controlling interests in equity of subsidiary	37	536	-	5	629
Interest paid	(41)	(64)	(11)	(29)	(102)
Prepaid costs for loans taken	(5)	(6)	(2)	(2)	(16)
Dividend paid to non-controlling interests	-	(8)	-	(8)	(33)
Repayment of long-term loans from banking corporations and others	(40)	(213)	(19)	(38)	(1,936)
Repayment of long-term loans from non-controlling interests	(14)	-	-	-	-
Repayment of debentures	(10)	(10)	-	-	(19)
Repayment of other long‑term liabilities	-	(94)	-	(94)	(94)
Payment for derivative financial instruments	(3)	(10)	(1)	(5)	(58)
Proceeds for derivative financial instruments	-	-	-	-	13
Repayment of principal in respect of lease liabilities	(3)	(3)	(2)	(2)	(6)
Net cash provided by financing activities	194	716	71	(96)	997

Net increase (decrease) in cash and cash equivalents	(247)	345	(183)	(169)	484

Balance of cash and cash equivalents at beginning of period	731	200	668	776	200

Effect of exchange rate fluctuations on cash and cash equivalent balances	22	60	21	(2)	47

Balance of cash and cash equivalents at end of period	506	605	506	605	731

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 1 - GENERAL

A. The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE. As of the reporting date, the Company and its subsidiaries (hereinafter - the ”Group”) operate in two reportable segments: (1) Electricity and energy generation and supply in Israel - Under this operating segment, the Group is engaged in the generation and supply of energy (as at the reporting date, electricity, steam and charging services for electric vehicles), mainly to private customers, to the Israel Electric Corporation (hereinafter - the “IEC”), and to Noga - Israel Independent System Operator (hereinafter - the “System Operator”), and in the development, initiation, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy; and (2) electricity and energy generation and supply in the USA - development, construction, maintenance, and management of power plants powered by renewable energy and natural gas (conventional technology) in the USA. In this operating segment, the Group is engaged in the development, construction and management of renewable energy and conventional power plants in the United States and in the holding of rights in operational and under-construction renewable energy and conventional power plants. Furthermore, the Company engages in providing asset and energy management services for power plants in the US that are owned by the Group and by third parties. The Group manages its operations in Israel mainly through a wholly owned subsidiary, OPC Power Plants Ltd. (formerly OPC Israel Energy Ltd., hereinafter - “OPC Power Plants”). Its activity in the United States is managed under CPV Group LP and its investees (hereinafter - "CPV Group"), held by the Company at a rate of 70%, indirectly (for further information see Note 25D1 to the financial statements as of December 31, 2021, and for the year then ended (hereinafter - the “Annual Financial Statements).

In Israel, the Group operates the Rotem Power Plant through OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the OPC Power Plants (80%) and by another shareholder - Veridis - Power Plants Ltd. (hereinafter - “Veridis”) (20%)) uses conventional technology, and has an installed capacity of approximately 466 MW. In addition, OPC Power Plants wholly owns the following companies: (1) OPC Hadera Ltd. (hereinafter – “Hadera”), which wholly owns the Hadera Power Plant that uses cogeneration technology and has an installed capacity of 144 MW. In addition, Hadera owns the Energy Center (boilers and turbines on the site of Infinya Ltd.’s plants (hereinafter - “Infinya”)), which serves as backup for the steam supply; (2) Zomet Energy Ltd. (hereinafter – “Zomet”), which is working to construct a power plant powered by natural gas, using conventional technology in an open cycle (a peaker plant) having an installed capacity of approximately 396 MW, located in the vicinity of the Plugot Intersection, near Kiryat Gat; (3) OPC Sorek 2 Ltd. (hereinafter - “Sorek”). Sorek is working to construct the Sorek generation facility, which will supply energy to the Sorek B Desalination Facility, at a capacity of 87 MW. In addition, as from September 2021 the Company supplies electricity under the virtual supply license (as of the report date - 125 MW). In addition, the Company is working to construct and operate facilities for generation of energy on the consumers’ premises, which generate electricity using natural gas and renewable energy and enters into arrangements for supply and sale of energy to consumers.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 1 – GENERAL (cont.)

A. The Reporting Entity (cont.)

The Group’s activities in Israel are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Israeli Electricity Authority, the provisions of the Law for Minimizing Market Centralization and Promoting Economic Competition, 2013, the provisions of the Economic Competition Law, 1988 and the regulations promulgated thereunder, as well as regulation in connection with licensing of businesses, planning and construction, and environmental protection. The Israeli Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval by the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and set benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Israeli Electricity Authority supervises both the IEC and independent power producers.

The Group’s activity is subject to seasonal effects as a result of changes in the energy demand management rate (hereinafter – the “TAOZ”), which is regulated and published by the Israeli Electricity Authority. The year is broken down into three seasons, as follows: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), with a different tariff set for each season. The Company’s results are based on the generation component, which is part of the TAOZ, resulting in a seasonal effect.

In the United States, through CPV Group, the Group operates power plants using conventional energy, powered by natural gas, and also operates in the renewable energy sector. As at the approval date of the financial statements, the CPV Group’s share of the natural gas-fired power plants is approximately 1,290 MW out of 4,045 MW (5 power plants), and in wind energy - CPV’s share is approximately 152 MW (one wholly-owned power plant).

In addition, the CPV Group holds rights to gas-fired power plants using conventional energy with a capacity of 1,258 MW which are under construction (CPV’s share as at the approval date of the financial statements is 126 MW) and 228 MW in a solar project under construction. The project backlog of CPV Group as at the reporting date includes a backlog of renewable energy projects and conventional natural gas-fired power plants in the advanced development stages and other projects using various technologies. Furthermore, CPV Group is also engaged in providing asset and energy management services for power plants in the US that are owned by the Group and by third parties. As of the approval date of the financial statements, CPV Group also provides asset management services for power plants with an overall capacity of approx. 7,446 MW, and energy management services to power plants with an overall capacity of approx. 4,235 MW.

The power market in the United States is regulated both on the federal level (wholesale sale of electricity and interstate transmission) and state level (retail sale of electricity and distribution services to end consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside state-level public service commissions exercising additional regulatory oversight. The electricity market in the United States operates under several regional or state market operators, known as Regional Transmission Organizations (RTO) or Independent System Operators (ISOs). The ISOs and RTOs are responsible for the day‑to‑day operation of the transmission system, the administration of the wholesale markets in their respective regions, and for the long-term transmission planning and resource adequacy functions.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 1 - GENERAL (cont.)

A. The Reporting entity (cont.)

The activity of the CPV Group is subject to, among other things, changes in federal and state legislation, federal and state energy regulations and federal and state environmental protection laws and regulations. These laws impact the ability of the facilities of the CPV Group to operate, the prices of the products they produce, and the costs and charges involved in their production. Therefore, regulations, laws and decisions by the federal and state authorities, particularly public service committees, a federal energy regulatory committee and environmental protection authorities, have a direct and indirect effect on the CPV Group’s activity.

The revenues of the CPV Group from electricity generation are seasonal and impacted by variable demand, gas prices and electricity prices, as well as the weather. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

B. Global trends and the impacts of Covid-19

In March 2020, the World Health Organization announced that Covid-19 was a global pandemic. Despite the preventative measures implemented in order to reduce the spread of the pandemic, it continued to spread, including by way of various variants, and caused considerable business and economic uncertainty and volatility in global markets. In the reporting period, most of the restrictions on movement, business, and commerce in the Company's regions of activity were lifted. Due to the dynamic nature of the pandemic (the development of new strains) and the consequences of Covid-19 related events (such as an increase in the prices of raw materials and shipping costs), there is still uncertainty about the broad impact of the Covid-19 crisis on the markets and on factors related to the Company's activity.

During the reporting period and thereafter, due to high global demand for raw materials and for transportation and shipping, the trajectory of significant increase in the costs of raw materials continued, and production and supply chain delays, including an increase in the cost of maritime transport. This resulted in global delays in delivery dates for equipment alongside increased prices of raw materials and equipment used for the construction and maintenance of the Group’s facilities and power plants. This trend affects the construction and maintenance costs of the Group’s projects in the markets of activity and the schedules for their completion. In addition, the effect of this trend is evident, especially with respect to projects under construction (including energy generation facilities), as well as availability and prices of solar panels for solar projects under development or construction by the CPV Group. As of the financial statements’ approval date, there is no certainty as to the duration or scope of the trend, therefore the Group is unable to assess with full certainty its effect on the Group’s activity.

It should also be noted that during the reporting period and thereafter, inter alia against the backdrop of the fighting between Russia and Ukraine - in terms of the macroeconomic environment, including inflation trajectories and interest rate hikes, changes in energy prices, uncertainty in financial markets and supply chains, commodity prices and availability issues, etc. Due to the continuation of the event, the Company is unable to assess the extent of its impact on the Company’s operations as of the approval date of the financial statements, but there are already indications of an increase in the prices of commodities, transportation and energy, and a challenge in terms of availability of various raw materials.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.   Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on August 24, 2022.

B.   Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.   Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.   Restatement and reclassification

1.
Set forth below is the effect of the implementation of the amendment to IAS 16 (as described in Section 2 below), immaterial adjustment (as described in Section 3 below), and updating of temporary amounts in respect of completion of the valuation of the business combination (as described in Section 4 below) on the comparative figures in the statement of financial position as of June 30 2021:

	As at June 30, 2021
		Effect of application of the amendment to IAS 16	Immaterial adjustment	Revision of temporary amounts in respect of business combination	As reported in these interim financial statements
	As reported in the past	(see Section 2)	(see Section 3)	(see Section 4)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Property, plant & equipment	3,128	(9)	-	(4)	3,115
Intangible assets	698	-	-	(8)	690
Deferred tax assets	82	-	(5)	1	78
Deferred tax liabilities	367	(2)	-	(11)	354
Other long‑term liabilities	78	-	(18)	-	60
Outstanding loss	(51)	(7)	9	-	(49)
Non‑controlling interests	558	-	4	-	562

2.	Restatement following first-time application of amendment to IAS 16

For information regarding first-time application of amendment to IAS 16, see Note 3A below. The effect of the application of the amendment for the year ended December 31, 2020, in view of the commencement of commercial operation of the Hadera Power Plant in that year is a NIS 4 million increase in loss. The effect of the application of the amendment as of December 31, 2021, is a NIS 8 million decrease in property, plant and equipment, a NIS 6 million decrease in equity attributable to shareholders, and a NIS 2 million decrease in deferred tax liability. The effect of the implementation of the amendment on the income statements for the six-month and three-month periods ended June 30, 2021, and for the year ended December 31, 2021, is immaterial. For information about the effect of the implementation of the amendment on the statement of financial position as of June 30, 2021, see Section 1 above.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D. Restatement and reclassification (cont.)

3.
Immaterial adjustment of comparative figures

The Company made an immaterial adjustment to the financial information as of June 30, 2021, and for the six-month and three-month periods ended on that date in order to reflect the recognition of the value of the benefit of rights to participate in profits awarded to CPV Group employees over the vesting periods. For information about the adjustment’s effect on the statement of financial position, see Section 1 above.

The adjustment’s effect on the income statement:

	For the six-month period ended June 30, 2021
	As reported in the past	The effect of the amendment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million

General and administrative expenses	103	(18)	85
Tax benefit	(47)	5	(42)
Loss for the period	(110)	13	(97)

Attributable to:
The Company’s shareholders	(79)	9	(70)
Non‑controlling interests	(31)	4	(27)

Basic loss per share (in NIS)	(0.42)	0.05	(0.37)
Diluted loss per share (in NIS)	(0.42)	0.05	(0.37)

	For the three-month period ended June 30, 2021
	As reported in the past	The effect of the amendment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million

General and administrative expenses	79	(25)	54
Tax benefit	(40)	7	(33)
Loss for the period	(110)	18	(92)

Attributable to:
The Company’s shareholders	(86)	13	(73)
Non‑controlling interests	(24)	5	(19)

Basic loss per share (in NIS)	(0.45)	0.07	(0.38)
Diluted loss per share (in NIS)	(0.45)	0.07	(0.38)

4.	Business combination that took place in a previous period and measured in previous periods using temporary amounts

On January 25, 2021, the transaction for the acquisition of 70% of the rights and holdings in the CPV Group was completed.

The Group’s financial statements as of June 30, 2021, include temporary amounts in respect of assets and liabilities of CPV Group. For information about the effect of the temporary amounts that were reported and adjusted retrospectively in the statement of financial position upon completion of the independent valuation of the business combination, see Section 1 above.

The effect of the adjustment on the income statement for the six-month and three-month periods ended June 30, 2021, is immaterial.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D. Restatement and reclassification (cont.)

5.	Reclassification of comparative figures

The Company reclassified a total of NIS 26 million from the cash and cash equivalents line item to the long-term restricted deposits and cash line item in the statement of financial position as of December 31, 2021, and June 30, 2021. In addition, the Company reclassified a total of approx. NIS 26 million from the period-end cash and cash equivalents line item to the deposits to long-term restricted cash line item in the statement of cash flows for the year ended December 31, 2021, for the six-month and three-month periods ended June 30, 2021.

Furthermore, during the Reporting Period, the Company reclassified a total of approx. NIS 39 million from the other expenses, net line item to the loss from disposal of financial liabilities, net line item for the six-month and three-month periods ended June 30, 2021. For more information about the loss that was recognized, see Section 28O to the Annual Financial Statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Excluding as detailed in Section A below, the Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the 2021 Annual Financial Statements. Following is a description of the main change in the accounting policies in these condensed consolidated interim financial statements and its effect.

A.	First-time application of new standards, amendments to standards and interpretations

Amendment to IAS 16 - “Property, Plant, and Equipment: Proceeds before Intended Use”

The amendment, which came into effect on January 1 2022, revoked the requirement whereby in calculating costs that are directly attributable to property, plant and equipment, the net proceeds from the sale of any items produced in the process (such as samples produced at the time of testing the equipment) should be deducted from the costs of testing the proper functioning of the asset. Instead, such proceeds will be recognized in profit and loss according to the relevant standards.

The Company applied the amendment retrospectively, including revision of the comparative figures, but only for items of property, plant and equipment that were brought to the location and status required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on first-time application of the amendment, i.e., as from January 1 2020. For information about the effect of first-time application see Note 2D.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

Fair value

	As at June 30, 2022
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million

Loans from banks and financial institutions (Level 2)	1,785	1,872
Loans from non‑controlling interests (Level 2)	474	429
Debentures (Level 1)	1,845	1,791
	4,104	4,092

	As at June 30, 2021
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,237	2,614
Loans from non‑controlling interests and others (Level 2)	355	363
Debentures (Level 1)	977	1,101
	3,569	4,078

	As at December 31, 2021
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,520	1,697
Loans from non‑controlling interests (Level 2)	435	446
Debentures (Level 1)	1,824	1,997
	3,779	4,140

(*) Includes current maturities and interest payable.

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable inputs.

The Group enters into transactions in derivative financial instruments in order to hedge foreign currency risks, LIBOR US interest risks, and risks of changes in the CPI. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through accepted trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows arising from them, based on the terms and conditions and term to maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS (cont.)

Set forth below are data regarding the representative foreign exchange rates of the US dollar (hereinafter - “USD”) and the euro (hereinafter - “EUR”) and the Consumer Price Index (hereinafter - “CPI”):

	CPI (points)	The USD/NIS exchange rate	The EUR/NIS exchange rate

June 30, 2022	105.8	3.500	3.636
June 30, 2021	101.6	3.260	3.875
December 31, 2021	102.6	3.110	3.520

Changes during the six-month period ended on:
June 30, 2022	3.1%	12.5%	3.3%
June 30, 2021	1.4%	1.4%	(1.8)%

Changes during the three-month period ended on:
June 30, 2022	1.9%	10.2%	3.2%
June 30, 2021	1.3%	(2.2)%	(1.0)%

Changes during the year ended on:
December 31 2021	2.4%	(3.3)%	(10.8)%

NOTE 5 - REVENUES FROM SALES AND SERVICES

Disaggregation of revenues from sales and service provision:

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sale of electricity in Israel	737	622	331	287	1,355
Revenues from sale of electricity in the US	47	38	25	21	82
Revenues from sale of steam in Israel	30	28	16	13	57
Revenues from provision of services in the US	45	30	27	21	81
Other income in Israel	14	-	6	-	-

	873	718	405	342	1,575

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 - ASSOCIATES

A.	Condensed information regarding associates

General information

The Company, through CPV Group, holds interests in active power plants and power plants under construction, both in the conventional and renewable energy areas. Below are the main details in respect of the active power plants and power plants under construction of the CPV Group’s principal associates:

	Year of commercial operation	Capacity	Ownership stake as of June 30, 2022*	Power plant location
Entity		(MW)
CPV Fairview, LLC (hereinafter - "Fairview")	2019	1,050	25.0%	Pennsylvania
CPV Maryland, LLC (hereinafter - "Maryland")	2017	745	25.0%	Maryland
CPV Shore Holdings, LLC (hereinafter - "Shore")	2016	725	37.5%	New Jersey
CPV Towantic, LLC (hereinafter - "Towantic")	2018	805	26.0%	Connecticut
CPV Valley Holdings, LLC (hereinafter - "Valley")	2018	720	50.0%	New York
CPV Three Rivers, LLC (hereinafter - "Three Rivers")	Project under construction	1,258	10.0%	Illinois

(*) The holding rate is that of the CPV Group, which is indirectly held by the Company (70%).

Accounting treatment applied to derivatives in associates and joint ventures

Some of the CPV Group’s associates use derivative financial instruments, such as interest rate swaps, forwards and commodities contracts in order to hedge the interest risk, the energy prices risk and the commodities risks, respectively. Furthermore, some of the associates entered into economic hedges on electricity price margins in order to reduce their exposure to fluctuations in energy and natural gas prices, as well as hedging agreements of the revenue put option type. Such derivative financial instruments are initially recognized as fair value and subsequently remeasured at fair value. Derivatives are recognized as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any profit or loss arising from changes in the fair value of the derivatives is recognized in the income statement, except for the effective portion of the cash flow hedge, which is recognized in other comprehensive income, and subsequently reclassified to the income statement in the period in which the hedge item’s cash flow affect the income statement.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

B.	Condensed financial information

1.      About the financial position as of June 30, 2022, and operating results for the six-month and three-month periods ended June 30, 2022:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

As at June 30, 2022

Current assets	425	219	329	252	133	56
Non-current assets	3,337	2,418	3,518	3,314	2,471	4,220

Total assets	3,762	2,637	3,847	3,566	2,604	4,276

Current liabilities	395	291	204	509	2,058	143
Non-current liabilities	1,971	1,328	2,342	1,830	28	2,858

Total liabilities	2,366	1,619	2,546	2,339	2,086	3,001

Net assets	1,396	1,018	1,301	1,227	518	1,275

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%
Company's share	349	255	488	319	259	205
Fair value adjustments made on acquisition date	283	(51)	(191)	93	(4)	29

Carrying amount of investment	632	204	297	412	255	234

Results for the six-month period ended June 30, 2022

Operating income	465	317	326	805	660	-
Net change in fair value of derivative financial instruments	37	(56)	76	(41)	(39)	(39)

Total income	502	261	402	764	621	(39)

Operating expenses	(385)	(277)	(319)	(714)	(491)	(13)

Operating profit (loss)	117	(16)	83	50	130	(52)

Finance expenses, net	(38)	(37)	(52)	(35)	(40)	(1)

Profit (loss) for the period *	79	(53)	31	15	90	(53)
Other comprehensive income *	59	19	41	57	5	133

Comprehensive income (loss) for the period	138	(34)	72	72	95	80

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	20	(13)	12	4	45	(5)
Company's share in other comprehensive income	15	5	15	15	3	13

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(2)	-	5	-	-	-

Share in the profits (losses) of associates	18	(13)	17	4	45	(5)
Group's share in other comprehensive income of associates	15	5	15	15	3	13

Depreciation and amortization	45	35	54	53	31	-
(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

B.	Condensed financial information (cont.):

1.	About the financial position as of June 30, 2022, and operating results for the six-month and three-month periods ended June 30, 2022 (cont.):

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Unaudited

Results for the three-month period ended June 30, 2022

Operating income	245	193	173	302	262	-
Net change in fair value of derivative financial instruments	(54)	(27)	13	(33)	(11)	(39)

Total income	191	166	186	269	251	(39)

Operating expenses	(200)	(166)	(163)	(276)	(245)	(7)

Operating profit (loss)	(9)	-	23	(7)	6	(46)

Finance expenses, net	(19)	(19)	(26)	(18)	(20)	1

Loss for the period*	(28)	(19)	(3)	(25)	(14)	(45)
Other comprehensive income (loss)*	12	(3)	8	12	(6)	43

Comprehensive income (loss) for the period	(16)	(22)	5	(13)	(20)	(2)

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in loss	(7)	(5)	(1)	(6)	(7)	(4)
The Company's share in other comprehensive income (loss)	3	(1)	3	3	(3)	4

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(1)	-	2	-	-	-

Share in the profits (losses) of associates	(8)	(5)	1	(6)	(7)	(4)
Group's share in other comprehensive income (loss) of associates	3	(1)	3	3	(3)	4

Depreciation and amortization	23	18	27	28	16	-

(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

B.	Condensed financial information (cont.):

2.     About the financial position as of June 30, 2021, and results of operations for the period commencing on the completion date of the acquisition of the CPV Group, January 25, 2021, until June 30, 2021, and for the three-month period ended June 30, 2021:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

As at June 30, 2021

Current assets	145	78	112	87	124	6
Non-current assets	3,209	2,187	2,842	3,112	2,424	2,033

Total assets	3,354	2,265	2,954	3,199	2,548	2,039

Current liabilities	269	68	88	215	234	144
Non-current liabilities	1,968	1,251	1,766	1,880	1,885	1,692

Total liabilities	2,237	1,319	1,854	2,095	2,119	1,836

Net assets	1,117	946	1,100	1,104	429	203

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%
Company's share	279	237	413	287	215	182
Fair value adjustments made on acquisition date	269	(49)	(189)	88	(5)	27

Carrying amount of investment	548	188	224	375	210	209

Results for the period ranging from January 25, 2021, to June 30, 2021

Operating income	285	196	225	433	262	-
Net change in fair value of derivative financial instruments	(52)	(18)	16	(19)	(148)	1

Total income	233	178	241	414	114	1

Operating expenses	(226)	(178)	(188)	(308)	(220)	(15)

Operating profit (loss)	7	-	53	106	(106)	(14)

Finance expenses, net	(37)	(37)	(31)	(34)	(42)	-

Profit (loss) for the period *	(30)	(37)	22	72	(148)	(14)
Other comprehensive income *	21	36	16	21	9	46

Comprehensive income (loss) for the period	(9)	(1)	38	93	(139)	32

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	(8)	(9)	8	19	(73)	(1)
Company's share in other comprehensive income	5	9	6	5	5	5

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(2)	7	6	1	1	-

Share in the profits (losses) of associates	(10)	(2)	14	20	(72)	(1)
Group's share in other comprehensive income of associates	5	9	6	5	5	5

Depreciation and amortization	39	24	48	41	27	-

(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

B.	Condensed financial information (cont.):

2.     About the financial position as of June 30, 2021, and results of operations for the period commencing on the completion date of the acquisition of the CPV Group, January 25, 2021, until June 30, 2021, and for the three-month period ended June 30, 2021 (cont.):

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Unaudited

Results for the three-month period ended June 30, 2021

Operating income	162	111	130	204	151	-
Net change in fair value of derivative financial instruments	(13)	(8)	32	(11)	(95)	-

Total income	149	103	162	193	56	-

Operating expenses	(132)	(110)	(115)	(140)	(102)	(9)

Operating profit (loss)	17	(7)	47	53	(46)	(9)

Finance expenses, net	(19)	(22)	(16)	(17)	(21)	2

Profit (loss) for the period *	(2)	(29)	31	36	(67)	(7)
Other comprehensive income (loss)*	(4)	34	(4)	(4)	-	(29)

Comprehensive income (loss) for the period	(6)	5	27	32	(67)	(36)

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	(1)	(7)	11	10	(33)	-
The Company's share in other comprehensive income (loss)	(1)	8	(2)	(2)	-	(3)

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(1)	5	3	-	-	-

Share in the profits (losses) of associates	(2)	(2)	14	10	(33)	-
Group's share in other comprehensive income (loss) of associates	(1)	8	(2)	(2)	-	(3)

Depreciation and amortization	22	14	27	23	14	-

(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

B.	Condensed financial information (cont.):

3.     Financial position as of December 31, 2021, and results of operations for the period commencing on the completion date of the acquisition of the CPV Group, January 25, 2021, until December 31, 2021:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)

As at December 31, 2021

Current assets	334	83	142	120	111	9
Non-current assets	3,067	2,083	3,232	2,964	2,194	2,953

Total assets	3,401	2,166	3,374	3,084	2,305	2,962

Current liabilities	423	115	25	386	265	65
Non-current liabilities	1,839	1,110	2,261	1,676	1,671	2,203

Total liabilities	2,262	1,225	2,286	2,062	1,936	2,268

Net assets	1,139	941	1,088	1,022	369	694

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%
Company's share	285	235	408	266	185	174
Fair value adjustments made on acquisition date	254	(46)	(175)	83	(4)	26

Carrying amount of investment	539	189	233	349	181	200

Results for the period ranging from January 25, 2021, to December 31, 2021

Operating income	746	568	569	969	645	-
Net change in fair value of derivative financial instruments	(102)	(18)	45	(135)	(194)	1

Total income	644	550	614	834	451	1

Operating expenses	(535)	(459)	(488)	(705)	(561)	(31)

Operating profit (loss)	109	91	126	129	(110)	(30)

Finance expenses, net	(77)	(73)	(73)	(70)	(80)	-

Profit (loss) for the year *	32	18	53	59	(190)	(30)
Other comprehensive income *	36	35	25	36	12	63

Comprehensive income (loss) for the year	68	53	78	95	(178)	33

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	8	4	20	15	(95)	(3)
Company's share in other comprehensive income	9	9	10	9	6	6

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(4)	8	12	-	2	-

Share in the profits (losses) of associates	4	12	32	15	(93)	(3)
Group's share in other comprehensive income of associates	9	9	10	9	6	6

Depreciation and amortization	82	55	103	89	57	-

(*) It should be noted that the associates are entities which are transparent for tax purpose and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley (hereinafter - “material associate”).

The functional currency and the presentation currency of the material associate is the US dollar. For details regarding the changes in the currency exchange rate of the USD in the reporting period – see Note 4.

The financial statements of the material associate are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below are the adjustments to comprehensive income, total assets, total liabilities and Partnership’s equity to reflect those differences.

Valley's interim financial statements as at June 30, 2022 (attached to the Company's Periodic Report and prepared in accordance with US GAAP), include a disclosure of circumstances related to Valley's ability to repay its liabilities under its credit agreement totaling over NIS 1.4 billion (approx. USD 400 million) at the contractual repayment date of the aforementioned liabilities, which will be June 30, 2023. Valley's management is negotiating with its financing entities in an effort to defer or refinance its liabilities under the credit agreement. As of the approval date of the financial statements, Valley is not expected to be able to repay its liabilities under the credit agreement using its cash flows from operating activities; however, Valley’s management believes that it will be able to defer or refinance its credit agreement prior to June 30, 2023. The said circumstances have no effect on the financial and operating results of the Group and of Valley.

1) Statement of Financial Position:

		As at June 30, 2022
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	798,906	(177,853)	621,053
Intangible assets	D	14,411	(14,411)	-
Other assets		122,955	-	122,955

Total assets		936,272	(192,264)	744,008

Accounts payable and deferred expenses	A	31,358	(1,242)	30,116
Other liabilities		566,082	-	566,082

Total liabilities		597,440	(1,242)	596,198

Partnership’s equity	A,C	338,832	(191,022)	147,810

Total liabilities and equity		936,272	(192,264)	744,008

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

1) Statement of Financial Position (cont.):

		As at June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	823,911	(193,371)	630,540
Intangible assets	D	10,494	(10,494)	-
Other assets		151,105	-	151,105

Total assets		985,510	(203,865)	781,645

Accounts payable and deferred expenses	A	24,241	(851)	23,390
Other liabilities		626,636	-	626,636

Total liabilities		650,877	(851)	650,026

Partnership’s equity	A, C	334,633	(203,014)	131,619

Total liabilities and equity		985,510	(203,865)	781,645

		As at December 31, 2021
		(Audited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	811,284	(188,193)	623,091
Intangible assets	D	10,332	(10,332)	-
Other assets		118,188	-	118,188

Total assets		939,804	(198,525)	741,279

Accounts payable and deferred expenses	A	40,493	(1,421)	39,072
Other liabilities		583,413	-	583,413

Total liabilities		623,906	(1,421)	622,485

Partnership’s equity	A, C	315,898	(197,104)	118,794

Total liabilities and equity		939,804	(198,525)	741,279

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

2) Statements of income and other comprehensive income:

		For the six-month period ended June 30, 2022
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		189,661	-	189,661
Operating expenses	A	143,297	(2,729)	140,568
Depreciation and amortization	C	12,892	(3,355)	9,537

Operating profit		33,472	6,084	39,556

Finance expenses	B	15,614	(3,458)	12,156

Profit for the period		17,858	9,542	27,400

Other comprehensive income - interest rate swaps	B	5,076	(3,458)	1,618

Comprehensive income for the period		22,934	6,084	29,018

		For the six-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		46,090	-	46,090
Operating expenses	A	72,023	(2,316)	69,707
Depreciation and amortization	C	12,862	(2,922)	9,940
Impairment of property, plant & equipment	A	-	219,302	219,302

Operating loss		(38,795)	(214,064)	(252,859)

Finance expenses	B	16,235	(1,415)	14,820

Loss for the period		(55,030)	(212,649)	(267,679)

Other comprehensive income - interest rate swaps	B	4,083	(1,415)	2,668

Comprehensive loss for the period		(50,947)	(214,064)	(265,011)

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

2) Statements of income and other comprehensive income: (cont.)

		For the three-month period ended June 30, 2022
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		73,900	-	73,900
Operating expenses	A	69,542	(1,242)	68,300
Depreciation and amortization	C	6,457	(1,678)	4,779

Operating profit (loss)		(2,099)	2,920	821

Finance expenses	B	7,779	(1,709)	6,070

Loss for the period		(9,878)	4,629	(5,249)

Other comprehensive loss - interest rate swaps	B	(31)	(1,709)	(1,740)

Comprehensive loss for the period		(9,909)	2,920	(6,989)

		For the three-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		17,220	-	17,220
Operating expenses	A	27,795	(850)	26,945
Depreciation and amortization	C	6,430	(1,738)	4,692

Operating profit (loss)		(17,005)	2,588	(14,417)

Finance expenses	B	8,068	(1,889)	6,179

Loss for the period		(25,073)	4,477	(20,596)

Other comprehensive income (loss) - interest rate swaps	B	1,758	(1,888)	(130)

Comprehensive loss for the period		(23,315)	2,589	(20,726)

		For the year ended December 31, 2021
		(Audited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		150,647	-	150,647
Operating expenses		171,571	(4,872)	166,699
Depreciation and amortization		25,714	(6,277)	19,437
Impairment of property, plant & equipment	A	-	219,302	219,302

Operating loss		(46,638)	(208,153)	(254,791)

Finance expenses	B	31,806	(5,052)	26,754

Loss for the period		(78,444)	(203,101)	(281,545)

Other comprehensive income - interest rate swaps	B	8,762	(5,052)	3,710

Comprehensive loss for the period		(69,682)	(208,153)	(277,835)

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

3) Adjustment to equity and comprehensive income:

		As at June 30, 2022	As at June 30, 2021	As at December 31, 2021
		(Unaudited)	(Unaudited)	(Audited)
		In USD thousand	In USD thousand	In USD thousand

Partnership’s equity as per the Partnership’s statement of financial position drawn up in accordance with US GAAP		338,832	334,633	315,898
IFRS adjustments:
Costs of periodic maintenance at the power plant	A	18,650	13,367	15,921
Impairment of property, plant & equipment	C	(209,672)	(216,381)	(213,025)

Partnership’s equity after adjustments to IFRS		147,810	131,619	118,794

4) Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2022
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B, C	17,858	9,542	27,400

Net cash from operating activities		31,292	-	31,292
Net cash used in investing activities	E	(4,585)	(8,062)	(12,647)
Net cash used in financing activities		(17,115)	-	(17,115)

Net increase (decrease) in cash and cash equivalents		9,592	(8,062)	1,530

Balance of cash and cash equivalents at beginning of period	E	98	181	279

Restricted cash balance at beginning of period	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of period	E	99	1,710	1,809

Restricted cash balance at end of period	E	85,981	(85,981)	-

		For the six-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B, C	(55,030)	(212,649)	(267,679)

Net cash used in operating activities		(1,776)	-	(1,776)
Net cash used in investing activities	E	(255)	(9,973)	(10,228)
Net cash provided by financing activities		11,709	-	11,709

Net increase (decrease) in cash and cash equivalents		9,678	(9,973)	(295)

Balance of cash and cash equivalents at beginning of period	E	89	334	423

Restricted cash balance at beginning of period	E	87,700	(87,700)	-

Balance of cash and cash equivalents at end of period	E	88	40	128

Restricted cash balance at end of period	E	97,379	(97,379)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

4) Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2022
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B, C	(9,878)	4,629	(5,249)

Net cash from operating activities		8,112	-	8,112
Net cash from investing activities	E	(243)	5,321	5,078
Net cash used in financing activities		(14,022)	-	(14,022)

Net increase (decrease) in cash and cash equivalents		(6,153)	5,321	(832)

Balance of cash and cash equivalents at beginning of period	E	98	2,543	2,641

Restricted cash balance at beginning of period	E	92,135	(92,135)	-

Balance of cash and cash equivalents at end of period	E	98	1,710	1,808

Restricted cash balance at end of period	E	85,981	(85,981)	-

		For the three-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B, C	(25,073)	4,477	(20,596)

Net cash used in operating activities		(8,446)	-	(8,446)
Net cash from investing activities	E	(83)	(4,100)	(4,183)
Net cash used in financing activities		140	-	140

Net increase (decrease) in cash and cash equivalents		(8,389)	(4,100)	(12,489)

Balance of cash and cash equivalents at beginning of period	E	71	12,546	12,617

Restricted cash balance at beginning of period	E	105,785	(105,785)	-

Balance of cash and cash equivalents at end of period	E	88	40	128

Restricted cash balance at end of period	E	97,379	(97,379)	-

		For the year ended December 31, 2021
		(Audited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year	A, B, C	(78,444)	(203,101)	(281,545)

Net cash from operating activities		16,448	-	16,448
Net cash used in investing activities	E	(342)	11,156	10,814
Net cash used in financing activities		(27,407)	-	(27,407)

Net increase (decrease) in cash and cash equivalents		(11,301)	11,156	(145)

Balance of cash and cash equivalents at beginning of year	E	89	335	424

Restricted cash balance at beginning of year	E	87,700	(87,700)	-

Balance of cash and cash equivalents at end of year	E	98	181	279

Restricted cash balance at end of year	E	76,390	(76,390)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 6 – ASSOCIATES (cont.)

C.	Attachment of financial statements (cont.)

5) Explanations for the main differences between US GAAP and IFRS:

A.
Maintenance costs under the Long-Term Maintenance Plan (hereinafter - the “LTCP Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTCP Agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with IFRS 9 - Financial Instruments - Valley recognizes the adjustments relating to the ineffective portion of its hedge its cash flow hedges. Under US GAAP, in accordance with ASU 2017-12 there is no ineffective portion.

C.
Property, plant and equipment: during the course of the first quarter of 2021, there were indications of impairment that require testing the items for impairment in accordance with both sets of standards: IFRS and US GAAP. Pursuant to IAS 36 the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized during the first quarter of 2021. In accordance with ASC 360, the non-discounted cash flows that Valley expects to generate from the asset exceed the carrying amount, and therefore no impairment loss was recognized in accordance with US GAAP.

D.	Intangible assets: intangible assets that fall within the scope of ASC 350: Intangibles - Goodwill and Others - are defined as property, plant and equipment in accordance with IAS 16.

E.
Restricted Cash: The difference is due to a difference in the presentation of restricted cash in the cash flow statements between IFRS and US GAAP. In US GAAP, they are included in the statement of cash flows along with cash and cash equivalents.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 7 – SEGMENT REPORTING

As of the report date, the Group has two geographic operating segments that constitute its strategic business units. These strategic business units include products and services and are managed separately for resource allocation and evaluation of performance purposes due to the fact that they are located in different geographic regions. For each strategic business unit, the chief operating decision maker regularly reviews the internal managerial reports. In addition, the segment’s results are based on the Company’s profit (loss) before depreciation and amortization, changes of the fair value of derivative financial instruments, net finance expenses or income, and income taxes attributed to the Group’s reportable segments, as well as net of non-recurring income (expenses) (hereinafter - “Adjusted EBITDA”). The data of associates and joint ventures in this note are included by way of proportionate consolidation according to the CPV Group's holding rate. The information on subsidiaries in this note is presented in full without adjustment to the holding rate. The adjustment column adjusts the results to the income statement mainly as a result of presenting the data of associates. Set forth below is a brief description of the business activities of each of the Group’s operating segments:

•
Electricity and energy generation and supply in Israel - Under this operating segment, the Group is engaged in the generation and supply of energy (as at the reporting date, electricity, steam and charging services for electric vehicles), mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

•
Generation and supply of electricity and energy in the United States - development, construction, holding, and management of power plants using renewable energy and conventional energy (natural gas-fired) in the United States. In this operating segment, the Group is engaged in the development, construction and management of renewable energy and conventional power plants in the United States and in the holding of rights in operational and under-construction renewable energy and conventional power plants. Furthermore, the Company engages in providing asset and energy management services for power plants in the US that are owned by the Group and by third parties.

The Company manages its operations in Israel under a single operational roof, mainly through OPC Power Plants, and its operations in the United States under a second operational roof through the CPV Group.

	For the six-month period ended June 30, 2022
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	781	939	(847)	873

Adjusted EBITDA for the period	152	190	(18)	324

Depreciation and amortization				(91)
Finance income, net				8
Share in losses of associates not included in EBITDA				(142)
				(225)

Profit before taxes on income				99

Taxes on income				27

Profit for the period				72

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 7 – SEGMENT REPORTING (cont.)

	For the six-month period ended June 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	650	426	(358)	718

Adjusted EBITDA for the period	147	*130	(14)	263

Depreciation and amortization				(90)
Finance expenses, net				*(114)
Share in losses of associates not included in EBITDA				(196)
Non-recurring expenses				*(2)
				(402)

Loss before taxes on income				(139)

Tax benefit				*(42)

Loss for the period				(97)

	For the three-month period ended June 30, 2022
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	353	403	(351)	405

Adjusted EBITDA for the period	29	67	(10)	86

Depreciation and amortization				(47)
Finance income, net				29
Share in losses of associates not included in EBITDA				(100)
				(118)

Loss before taxes on income				(32)

Tax benefit				-

Loss for the period				(32)
* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 7 – SEGMENT REPORTING (cont.)

	For the three-month period ended June 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	300	244	(202)	342

Adjusted EBITDA for the period	47	*79	(8)	118

Depreciation and amortization				(47)
Finance expenses, net				*(96)
Share in losses of associates not included in EBITDA				(100)
				(243)

Loss before taxes on income				(125)

Tax benefit				*(33)

Loss for the period				(92)

	For the year ended December 31, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Audited)
	NIS million

Revenues from sales and services	1,412	1,135	(972)	1,575

Annualized EBITDA	360	303	(29)	634

Depreciation and amortization				*(179)
Finance expenses, net				(457)
Share in losses of associates not included in EBITDA				(375)
Non-recurring expenses				(3)
				(1,014)

Loss before taxes on income				(380)

Tax benefit				(77)

Loss for the year				(303)

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 8 – ADDITIONAL INFORMATION

A.	General

1.
In January 2022, the Israeli Electricity Authority published a decision that entered into effect on February 1, 2022, regarding the update of the 2022 tariffs, whereby the rate of the generation component was increased by approximately 13.6% - from NIS 252.6 per MWh to NIS 286.9 per MWh. In April 2022, the Israeli Electricity Authority published a resolution, that came into effect on May 1, 2022, regarding a further update to the electricity tariff for 2022, as a result of the reduction of the excise tax imposed on the use of coal. The generation component after the reduction amounts to NIS 276.4 per MW, which is a decrease of approx. 3.7% in relation to the generation component set as of February 1, 2022, as stated above. A further update to the generation component for the remaining months of 2022 came into effect on August 1, 2022, whereby the generation component stands at NIS 314 per MW, which constitutes a 13.6% increase compared with the current tariff and a 9.4% increase compared with the tariff set at the beginning of the year.

2.
In the six‑month periods ended June 30, 2022, and June 30, 2021, the Group purchased property, plant and equipment for a total of approximately NIS 405 million and approximately NIS 527 million, respectively, including property, plant and equipment purchased under business combinations during the six-month period ended June 30, 2021, for a total of NIS 162 million.

The said purchase amounts also include credit costs, which were discounted to property, plant and equipment at NIS 23 million and NIS 3 million, in the six‑month periods ended June 30, 2022, and June 30, 2021, respectively, as well as non-cash purchases totaling NIS 99 million and NIS 123 million for these periods, respectively.

B.	The Company

1.
In May 2022, the Company and its subsidiary - OPC Holdings Israel Ltd. (hereinafter - “OPC Holdings Israel”) - entered into a share exchange and investment transaction with Veridis based on the following principles:

As of the transaction date, Veridis holds 20% of the issued and paid-up share capital of Rotem and AGS Rotem Ltd. (hereinafter - “Rotem 2”) (hereinafter jointly - the "Rotem Companies"), and the Company holds the remaining (80%) of the issued and paid-up share capital of the Rotem Companies (directly or indirectly).

Under the outline discussed between the parties and for the purpose of its implementation, the Company established a new subsidiary, OPC Holdings Israel, which will coordinate all of the Company's activities relating to the production and supply of electricity and energy in Israel. For this purpose, the Company will transfer to OPC Holdings Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy Ltd., as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more (hereinafter - the “Transferred Activities”).

Veridis will transfer to OPC Holdings Israel its shares in the Rotem Companies (held directly or indirectly), and will invest in OPC Holdings Israel a cash amount of NIS 425 million against the allocation of 20% of OPC Holdings Israel’s issued share capital, such that on transaction completion date the Company and Veridis will hold 80% and 20%, respectively, of OPC Holdings Israel’s issued and paid up share capital, and OPC Holdings Israel will hold 100% of the Rotem Companies’ shares as well as the other Transferred Activities as described above.

It should be noted that a total of NIS 400 million out of the investment amount shall be used by Rotem to repay (pro rata) part of the shareholder loan extended by the Company and Veridis to Rotem in 2021 (for more information about the shareholders’ loan, see Note 16D1 to the annual financial statements).

The completion of the transaction is subject to the fulfillment, within six months (or at a later date to be agreed upon between the parties), of conditions precedent, including the transfer of the Transferred Activities as described above, and, among other things, obtaining the Israel Electric Corporation and the System Operator’s approval for the transfer of Veridis’ holdings in Rotem; obtaining third party approvals for the transfer of the Transferred Activities and Veridis’ and the Company’s holdings in OPC Holdings Israel as stated above; the parties’ obtaining pre-rulings (as applicable) from the Israel Tax Authority in respect of the transfer of some of the Transferred Activities to OPC Holdings Israel, and the exchange of Veridis’ shares in the Rotem Companies without incurring a tax liability; obtaining approval for the transaction, where required, from the Israeli Electricity Authority and the Israel Competition Authority, and the approval of those agencies to the effect that no capacity and/or rights (as described in the agreement) that are attributed to any of those holding Veridis (whether directly and/or indirectly) as part of the industry regulation will be attributed to the Company.

As of the approval date of the financial statements, all the conditions precedent not yet been fulfilled. It is noted that the Company and Veridis have agreed to extend the period for meeting a condition precedent regarding obtaining permits from the Israeli Electricity Authority to September 14, 2022.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 8 – ADDITIONAL INFORMATION (cont.)

B.	The Company (cont.)

2.
In June 2022, the Company entered, through a wholly-owned subsidiary - OPC Holdings Israel Ltd. (hereinafter - the “Buyer”), together with Dor Alon Energy in Israel (1988) Ltd. (hereinafter - “Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (hereinafter jointly: the “Seller”) into an agreement for the purchase of all rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter - the “Acquisition Agreement”), by purchasing all rights in Alon Energy Centers Limited Partnership (hereinafter - the “Parent Partnership”), which holds (indirectly), through Alon Energy Centers - Gat L.P. (hereinafter - the “Gat Partnership”) all rights in the power plant, and by purchasing the rights to receive payments in respect of the shareholders’ loan extended by Dor Alon (hereinafter - the “Sold Rights” and the “Transaction”).

The said power plant is a private combined cycle power plant powered by conventional energy with installed capacity of 75 MW; the power plant is located on privately-owned land in the Kiryat Gat Industrial Zone (hereinafter - the “Kiryat Gat Power Plant”). In November 2019, commercial operation of the Gat Power Plant started, upon the award of generation and supply licenses to the Gat Power Plant by the Israeli Electricity Authority.

Under the conditions of the Acquisition Agreement, the Buyer will purchase the sold rights in consideration for NIS 535 million, subject to adjustments (hereinafter - the “Consideration”) - which is subject to adjustments - in accordance with the provisions of the Acquisition Agreement, to the cash balances and working capital. Furthermore, in connection with the senior debt extended to the Kiryat Gat Power Plant (hereinafter - the “Senior Debt to the Gat Power Plant”), the said Consideration shall be adjusted as follows: (a) the total Consideration will increase in the event of early repayment of the Senior Debt to the Gat Power Plant provided prior to the Transaction’s completion date, by an amount based on the outstanding debt amount and additional adjustments in respect of the early repayment, or (b) if the Senior Debt to the Gat Power Plant is not repaid, prior to the Transaction’s completion date, the said Consideration may decrease by an amount agreed upon by the parties in connection with the conversion date under the senior debt agreement to the Gat Power Plant. The Consideration shall be paid on the Transaction completion date, except for NIS 200 million (or NIS 300 million in the event of early repayment of the senior debt of the Gat Power Plant prior to the completion of the Transaction) which will be paid on December 31, 2023.

The completion of the Transaction is subject to the fulfillment of conditions precedent by the dates prescribed in the Acquisition Agreement until March 31 2023, as set out in the Acquisition Agreement, which include, among other things, and to the extent required, obtaining the approval for the Transaction from the Israeli Electricity Authority and the Israel Competition Authority, obtaining the approval of the manager of the Senior Debt to the Gat Power Plant for the sale of the rights in the sold asset, the termination of the Gat Partnership’s agreement with Dorad Energy Ltd., and the removal of the collateral provided by the Seller in connection with the Gat Power Plant in favor of third parties, such that as from completion date, the Seller shall have no undertakings to third parties in connection with the Gat Power Plant or the Corporations of the Sold Asset, and the Buyer undertook to provide an alternative collateral instead of that provided by the Seller in favor of those third parties, all in accordance with the provisions set out in the Acquisition Agreement.

As of the approval date of the financial statements, all the conditions precedent not yet been fulfilled.

3.	Equity compensation plan

A.	Allotments to officers:

In January 2022, the Compensation Committee, authorized by the Board of Directors, approved a private placement to an officer, amounting to 272,452 options convertible into 272,452 ordinary shares of NIS 0.01 par value each of the Company (hereinafter - the "Offered Securities"), and 26,948 restricted stock units. The Offered Securities are offered by virtue of the option plan as detailed in Note 18B to the annual financial statements and include identical terms and provisions.

The exercise price of each allocated option is NIS 33.21 (non-linked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.). The average fair value of the options on approval date of the allocation by the Board of Directors, using the Black and Scholes model, was NIS 9.91 per option. The calculation is based on the monthly standard deviation ranging from 33.55% to 33.67%, an annual risk‑free interest rate ranging from 0.47% to 0.75%, an expected life of 4 to 6 years and price of a Company’s stock on January 10, 2022, which was NIS 33.30.

The cost of the benefit implicit in the offered securities, which is based on the fair value as at the date of their allotment, amounted to approximately NIS 4 million. This amount will be recorded in profit and loss over the vesting period of each tranche.

In addition, in May 2022, the Company’s Board of Directors approved (after the Compensation Committee's approval regarding the officers), a private placement to offerees who are employees of the Company of 2,002,111 non-marketable options convertible into 2,002,111 ordinary Company shares of NIS 0.01 par value. The options are offered by virtue of the option plan as detailed in Note 18B to the annual financial statements and include identical terms and provisions.

The exercise price of each allocated option is NIS 36.6 (non-linked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.). The average fair value of the options on approval date of the allocation by the Board of Directors, using the Black and Scholes model, was NIS 10.42 per option. The calculation is based on the monthly standard deviation ranging from 33.11% to 33.53%, an annual risk‑free interest rate ranging from 1.84% to 2.05%, an expected life of 4 to 6 years and price of a Company’s stock on May 2, 2022, which was NIS 34.93.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 8 – ADDITIONAL INFORMATION (cont.)

B.	The Company (cont.)

3.	Equity compensation plan (cont.)

A.	Allotments to officers (cont.):

The cost of the benefit implicit in the offered securities, which is based on the fair value as at the date of their allotment, amounted to approximately NIS 17 million. This amount will be recorded in profit and loss over the vesting period of each tranche.

B.	Additional changes in the reporting period and subsequently:

During the reporting period and subsequent to the reporting date, the Company issued 7,770 ordinary Company shares of NIS 0.01 par value, and 53,864 ordinary Company shares of NIS 0.01 par value, respectively, to Group officers, following net exercise notices relating to 14,583 options and 97,137 options, respectively. The weighted average price per share on the exercise date of the options was NIS 36.13.

During the reporting period and subsequent to the reporting date, the Company issued a total of 7,280 ordinary Company shares of NIS 0.01 par value each and a total of 45,504 ordinary Company shares of NIS 0.01 par value each, respectively, to Group officers in view of the vesting of some of the RSUs awarded to them as part of an equity-based compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

4.	Changes in the Group’s material guarantees:

A.
Further to what is stated in Note 16D2 to the annual financial statements, in the reporting period, the NIS 18 million (CPI-linked) bank guarantee in Hadera, as required in accordance with the Israeli Electricity Authority’s covenants, was canceled, and the Company provided a NIS 17 million bank guarantee on behalf of Hadera in favor of the Israel Electric Corporation.

B.
Further to that stated in Note 16D4 to the annual financial statements regarding a NIS 58 million bank guarantee provided on behalf of Zomet in favor of the Israel Lands Administration, in the reporting period, the NIS 15 million collateral that was provided by the Company in respect of this guarantee was released.

C.
Further to what is stated in Note 16D4 to the annual financial statements, in February 2022 the amount of the guarantee for the construction of energy generation facilities in consumers’ premises, which generate electricity using natural gas and which are connected to the distribution grid, has increased to NIS 19 million (for more information, see Note 28K to the annual financial statements).

D.
Further to what is stated in Note 24D to the annual financial statements regarding bank guarantees provided by the Company and Veridis to the System Operator in accordance with their stakes in Rotem (including indirectly), in February 2022 the amounts of the guarantees were revised to NIS 75 million (CPI-linked).

E.
Further to what is stated in Note 16D4 to the annual financial statements, in March 2022 the amount of the bank guarantee in favor of the System Operator for the purpose of an application to assign certain customers to the virtual supply activity increased to NIS 58 million. For more information regarding the virtual supply activity and the virtual supply license, see Note 28L to the annual financial statements.

F.
Further to what is stated in Note 16D4 to the annual financial statements, in March 2022 the amount of the Company’s bank guarantee on behalf of Zomet in favor of the Israeli Electricity Authority decreased to NIS 11 million (linked to the US dollar), in accordance with the provisions of Zomet’s conditional license.

G.
In April 2022, the Company provided a bank guarantee in the amount of approximately NIS 10 million to secure the undertakings of OPC Sorek 2 Ltd. under the agreement to build the Sorek generation facility.

H.
Further to Note 28A6 to the annual financial statements, in June 2022, the CPV Group provided bank guarantees (secured by the Company’s guarantee with the Bank) to secure its commitments in respect of projects under construction in the US totaling NIS 46 million (approx. USD 14 million). Consequently, a collateral of equal amount was released, which was provided by CPV Group in respect of said commitments.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 8 – ADDITIONAL INFORMATION (cont.)

B.	The Company (cont.)

5.
Further to what is stated in Note 16D4 to the annual financial statements, a further credit facility agreement was signed in the reporting period between the Company and another banking corporation for the provision of a further NIS 100 million credit facility; as of the approval date of the financial statements, this credit facility has not yet been utilized.

6.
Further to what is stated in Note 16D6 to the annual financial statements, in the reporting period, the Company and non-controlling interests invested in the equity of the partnership OPC Power Ventures LP (both directly and indirectly) a total of NIS 124 million (approx. USD 38 million), and extended it NIS 38 million (USD 12 million) in loans, based on their stake in the partnership.

Subsequent to the reporting date, in August 2022, investments and shareholder loans totaling NIS 124 million (approximately USD 38 million) were provided, and a total of NIS 38 million (approximately USD 12 million), respectively.

C.       Rotem

1.
Further to what is stated in Note 28C to the annual financial statements, in March 2022 Rotem and the Israel Electric Corporation signed a settlement agreement to settle certain open issues between the parties in connection with Rotem’s PPA with the Israel Electric Corporation. As part of the settlement agreement, Rotem paid a total of NIS 5.5 million to the Israel Electric Corporation in respect of past disputes pertaining to collection differences due to non-transfer of meter data in 2013 through 2015, and regarding past accounting in respect of the energy purchase cost for Rotem customers in cases of a load reduction of the power plant by the System Operator, as defined in the agreement. The said settlement agreement is in line with the Company’s estimates and the provisions that were made. It should be noted that the Settlement Agreement does not constitute a settlement or waiver of the claims of the parties and/or System Operator regarding other existing or future open issues (including in relation to current open issues under dispute with the System Operator as of the approval date of the financial statements).

2.
In March 2022, the Rotem Power Plant was shutdown for a 12-day period for unplanned maintenance work that included the successful fixing of a malfunction. In addition, further to what is stated in Note 28E to the annual financial statements, in April 2022 planned maintenance work was carried out in the Rotem power plant over 26 days, during which the Rotem Power Plant was shut down. After the said maintenance work, the Rotem Power Plant resumed normal activity. The next planned maintenance for the Rotem Power Plant is expected to take place in the Spring of 2024.

3.
Further to what is stated in Note 28G to the Annual Financial Statements regarding Rotem and Hadera’s agreements for the purchase of natural gas with Energean Israel Limited (hereinafter - “Energean”), (hereinafter - the “Energean Agreements”), in May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under Rotem and Hadera’s natural gas agreements with the Tamar Group and the following arrangements (hereinafter - the “Amendment”):

Further to what is stated in Note 28G to the annual financial statements, Rotem and Hadera have natural gas purchase agreements with the Tamar Group (hereinafter - the “Tamar Agreements”). In accordance with the Tamar Agreements, Rotem and Hadera may give Tamar notice by December 31 2022 regarding the reduction of part of the contractual minimum quantity of gas to be purchased, in accordance with the formulae set in the Tamar Agreements (hereinafter - the “Reduction Notice”); such reduction will come into force at the end of the period set in Rotem and Hadera's agreements with Tamar (12 and 8 months, respectively) (hereinafter - the “Actual Reduction Date”). In accordance with the Energean Agreements, Rotem and Hadera shall issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir will commence after the end of the running in period (hereinafter - the “Commercial Operation Date”). As part of the amendment, it was decided that Rotem and Hadera will issue their respective Reduction Notices under the Tamar Agreements within 30 days from the amendment date. It was further determined in the amendment that as from the Commercial Operation Date and through the Actual Reduction Date, Rotem and Hadera will have a take or pay undertaking regarding a certain quantity of natural gas, and at the same time account settling arrangements were put in place in connection with the bringing forward of the Reduction Notice, and in connection with Rotem and Hadera’s purchase of gas from alternative sources if the Commercial Operation Date does not take place by the Actual Reduction Date. In addition, the amendment includes an option that may be exercised until the end of 2022 to purchase further immaterial quantities of natural gas from Energean under the terms of the agreement between Energean and Rotem. The amendment sets up further provisions, including, among other things, regarding waiver of assertions and claims in relation to the period prior to the amendment; the amendment also revises the circumstances and defers the dates on which the parties may terminate the Energean Agreements early due to a deferral of the Commercial Operation Date.

In May and June 2022, Rotem and Hadera delivered their Reduction Notices, respectively. As of the approval date of the financial statements, the final scope of reduction by Hadera has not yet been determined and is being discussed with the Tamar Group.

Further to filing the reduction notices, subsequent to the reporting date, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual amount increases the take or pay commitment under the agreements. In addition, it is noted that Hadera’s notice is subject to obtaining the approval of Hadera’s lenders, which has yet to be obtained as of the approval date of the financial statements.

According to information in the public domain, as published by Energean as of the approval date of the financial statements, first gas from the Karish Reservoir is expected by the end of the third quarter of 2022.

4.
Tamar Group informed the Company that maintenance work is expected to take place in the reservoir during October 2022; the work is expected to take approx. 7 days, during which no natural gas will be supplied from the Tamar Reservoir. In the absence of an agreement for alternative gas supply, the Company may be required to activate the power plants using diesel fuel, in accordance in coordination with the System Operator.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 8 – ADDITIONAL INFORMATION (cont.)

D.       Hadera

1.
Further to what is stated in Note 25A1(b) to the annual financial statements, at the end of April 2022, the steam turbine of the Hadera Power Plant was shut down for maintenance work; this work also involved repairs to the gas turbine. The repairs to the gas turbine were completed; however, the shutdown due to the repairs to the steam turbine takes longer than expected due to additional required repairs; as of the report publication date, the steam turbine is expected to resume operation during October 2022. During the time in which maintenance work is underway in the steam turbines, the Hadera Power Plant operates partially; as of the approval date of the financial statements, the gas turbines resumed operations, supplying the steam required for Infinya's plants. The shutdown of the Hadera Power Plant for the purpose of carrying out such maintenance work had an adverse effect on Hadera's operating results in the reporting period, and is expected to impact Hadera’s operating results in the third quarter of 2022.

2.	For up-to-date information about the agreement between Energean and Hadera, as described in Note 28G to the Annual Financial Statements, see Note 9C3.

In addition, as stated in Note 28G to the Annual Financial Statements regarding Hadera’s additional gas supply agreement with the Tamar Group on an interruptible basis for a period of 15 years starting in January 2019, or until the end of the consumption of the contractual quantity, the earlier of the two (hereinafter - the “Tamar B Agreement”), Hadera has a right to exercise early termination of the Tamar B Agreement, under the circumstances set out in the agreement. Accordingly, in June 2022, Hadera informed Tamar Group of such early termination, which will come into force after 12 months.

3.
Further to what is stated in Note 28D to the annual financial statements regarding the arbitration proceedings instigated by Hadera’s construction contractor, as of the approval date of the financial statements - at the parties’ request, taking into account the maintenance work performed on the steam turbine as outlined in Note 8D1 above - the arbitration proceeding was suspended. The arbitration proceeding may be renewed upon a preliminary notice by any of the parties.

E.	CPV Group

1.
In March 2022, CPV Group entered into a master agreement for the purchase of solar panels with a total capacity of 530 MW (hereinafter - the “Agreement”). Pursuant to the agreement, the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2023-2024. The CPV Group has an early termination right in accordance with the dates set, by paying a proportionate share of the consideration payable to the supplier, as derived from the early repayment date. Furthermore, the agreement sets, among other things, provisions regarding the panels’ quantities and model and the manner of their supply, as well as provisions regarding the termination of the agreement. The overall consideration in respect of the agreement may amount to USD 185 million (assuming that the maximum quantity specified in the agreement will be purchased). The agreement is intended to serve CPV Group solar projects under development, in view of, among other things, increased demand for solar panels, which impact panel prices and the timetables for their supply.

2.
CPV Stagecoach Solar, LLC (hereinafter - “Stagecoach”), is a solar-powered CPV Group project with a capacity of approx. 102 MWdc, located in Georgia USA. Commercial operation of Stagecoach is expected to take place in the first quarter of 2024.

In March 2022, Stagecoach entered into a PPA with a third party for a period of up to 30 years as from the commercial operation date of the project, at market prices. In April 2022, Stagecoach contracted with a global company to sell 100% of the project's solar Renewable Energy Credits (RECs), as well as for a full hedge of the electricity price of the quantity that shall be produced and sold to the said third party, at a fixed price, for a period of 20 years from the date of commercial operation of the project. An EPC agreement was signed with the project's construction contractor in May 2022, and a construction commencement order was issued. CPV Group intends to supply the solar panels to the project through CPV Group’s master agreement for the purchase of solar panels, as described in Note 8E1.

The CPV Group has provided financial guarantees totaling approximately USD 10 million to secure its liabilities for the project (including with respect to the dates associated with the project).

3.
As stated in Note 18C to the annual financial statements, CPV Group employees have a profit participation plan, which is accounted for as a cash-settled share-based payment transaction (hereianfter - the “Plan”); accordingly, the fair value of the liability in respect of the Plan is remeasured on each reporting date and recognized as an expense, against a corresponding increase in the liability, over the period in which unconditional entitlement to payment is established. The Plan’s fair value as of the reporting date was valued using the option pricing model (OPM), based on standard deviation of 37%, risk-free interest of 2.98%, and expected term until exercise of 3.75 years. As of the report date, the Plan’s fair value amounts to NIS 116 million (approx USD 33 million). During the six and three-month periods ended June 30, 2022, expenses totaling NIS 10 million (approx. USD 3 million) and totaling NIS 1 million (approx. USD 0.2 million), respectively, were recorded in respect of the plan. During the six and three-month periods ended June 30, 2021, expenses totaling NIS 16 million (approx. USD 5 million) and NIS 10 million (approx. USD 3 million, respectively, were recorded in respect of the plan.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2022 (Unaudited)

NOTE 9 – EVENTS SUBSEQUENT TO THE REPORT DATE

A.
Further to what is stated in Note 28H to the Annual Financial Statements regarding a derivative lawsuit filed against Rotem and Bazan Ltd. (hereinafter - “Bazan”), in May 2022 the Company’s Audit Committee and Board of Directors approved, subject to the approval of the shareholders’ General Meeting, the Company’s entering into a settlement agreement in connection with the said derivative lawsuit. In July 2022, the General Meeting of the Company's shareholders approved entering into the settlement agreement, and in August 2022, the relevant organs of the Israel Corporation Ltd. approved the settlement agreement. The settlement agreement was filed with the court in August 2022 and is subject to receiving the court’s approval.

B.
In July 2022, the Company issued to the public 9,443,800 ordinary shares of NIS 0.01 par value each. The issuance was carried out by way of uniform offering with a quantities range, and a tender for the unit price and quantity. It should be noted that the Parent Company submitted subscriptions as part of the tender, and was issued with 3,898,000 ordinary shares as part of the issuance. Gross issuance proceeds amounted to approx. NIS 330.5 million. The issuance expenses amounted to about NIS 9 million.

C.
Further to Note 17C to the annual financial statements, in August 2022, the Company reported it had received a rating report ratifying its ilA-/Stable issuer rating given to the Company by S&P Global Ratings Maalot Ltd.